                                            Filed by United Parcel Service, Inc.

                                Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                           Subject Company: Fritz Companies, Inc
                                                    Commission File No.: 0-20548


ON MARCH 14, 2001, UPS DISTRIBUTED THE FOLLOWING NEWSLETTER TO CERTAIN PERSONNEL OF UPS AND FRITZ CONCERNING THE PROPOSED TRANSACTION WITH FRITZ:

THE GLOBAL EXCHANGE                                               2001, ISSUE 3
UPS/FRITZ/GFS INTEGRATION NEWSLETTER


A MESSAGE FROM UPS INTEGRATION MANAGER MIKE BROCK

The integration planning of Fritz, UPSGFS and UPS is under way. These are truly exciting times for our organizations.

As the UPS integration manager for the transaction, working with Fred Schardt of Fritz, I've been busy strategizing where this new UPS forwarding subsidiary will be heading. As I look ahead, I can't help but reminisce back to when UPS first began to expand outside of the U.S.

UPS's first foot prints outside of U.S. soil were to Canada in 1975. Our next step was to Germany in 1976. UPS had a lot to learn -- new cultures, attitudes and service challenges.

We were a U.S. company trying to expand our service and company culture to new people in distant lands. Yes, we made a few mistakes, but more importantly, we learned from those early challenges, and set in motion our journey to become a global company.

Today, UPS is much different than it was 25 years ago. We operate in over 200 countries and territories worldwide and employ hundreds of thousands of people around the globe.

With this tremendous growth has come a world of opportunities for UPS people. We take great pride in the fact that UPS's culture is one of promotion from within.

(Continued on page 3)

A MESSAGE FROM FRITZ INTEGRATION MANAGER FRED SCHARDT

I joined Fritz in 1980 and have seen the company develop from a U.S. customs broker to one of the globe's leading logistics companies.

Beginning in 1990, Fritz embarked on a program of expansion which saw the development of new services and the rapid acceleration of the U.S. and global network.

The company's revenue and staff grew dramatically from 1,500 staff and net revenues of $100 million to over 10,000 staff with annual net revenues in excess of $600 million.

As Fritz entered the new millennium, we had become a truly global company with offices in every major industrial and economic center, and with our revenue split almost evenly between the domestic and international operations.

In addition, while Fritz retained its position as the largest customs broker in the United States, brokerage now represents only 30 percent of the total net revenues as we have successfully achieved a leadership position in global air and sea freight forwarding.

This growth was a direct result of Lynn Fritz's vision and the dedication and strong commitment of Fritz staff at all levels throughout the globe. Fritz practiced integrated logistics before it became a "buzz" word that is found on almost every logistics company truck and warehouse one sees.


(Continued on page 3)

WE ENABLE GLOBAL COMMERCE
FROM THE EDITOR'S DESK

When we were deciding on a name for this newsletter, we wanted a title that would capture not only the theme of the integration but also the essence, if you will, of the new entity that would emerge. We also wanted the title and the newsletter, to be relevant after the integration, so it could continue as an employee relations newsletter once the merger is complete.

We settled on The GlobalExchange. To me it symbolized not only the freight forwarding business but also the exchange of information, ideas and communications between people -- globally.

Over the years, Fritz Companies has expanded its reach to almost every corner of the world as has UPS. Both companies had the foresight to know that the global economy would become increasingly interconnected -- and it has. UPS even developed its Charter, Mission and Strategy around the theme "We Enable Global Commerce."

When looking at UPS's international growth, in 1999 UPS's daily international export volume grew more than 18 percent. For 2000, that percentage jumped to
21.5 percent. UPS has adopted the popular environmental conservation slogan "Think globally, act locally," when thinking about our international business.

With that slogan in mind, this issue of The GlobalExchange is dedicated to our strategy of building -- together -- a global business that will be on the leading edge of enabling global commerce.


Sincerely,
Mark Soutter
Editor


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
UPS AWARDED DIRECT FLIGHTS TO CHINA

On January 11, one day after Fritz and UPS made the announcement that UPS planned to acquire Fritz Companies, the U.S. Department of Transportation (D.O.T.) finalized UPS's rights to fly directly to China.

UPS's victory in receiving the D.O.T.'s designation to land in China makes it the only U.S. air express carrier that flies directly from the U.S. to China, since the other carriers make stops at other Asian countries before landing there.

"China is one of the most important express cargo markets in the world," says UPS Chairman and CEO Jim Kelly, "These rights are critical for UPS to provide our customers with the flexibility and capacity they need to grow their businesses in this vital region."

Just how strong is the growth in China? According to Brian Clancy, an aviation consultant at freight transportation and logistics strategy consulting firm MergeGlobal, Inc., Asia is the fastest growing air cargo market, with annual growth rates of seven percent. U.S. air cargo trade with Asia in 1999 reached $6.3 billion, more than half of the total $11.3 billion for all international air shipments.

Experts predict the U.S.-China air cargo/express market will grow at more than 20 percent per year for the next four years. And, if China is allowed membership into the World Trade Organization (WTO), experts believe that growth could easily multiply. They also expect that by 2020, the middle class in China will swell to 1 billion people strong.

UPS's volume potential in China can be significant. Planning is currently under way to develop synergies between UPS and Fritz to capitalize on the movement of goods to and from China once the merger is complete.

FRITZ'S STRONG INTERNATIONAL PRESENCE

As the world's global economy has grown and expanded, so has Fritz Companies.

Since 1992, Fritz has closed approximately 50 mergers and acquisitions throughout the globe, as we expanded our global reach and product developments.

Due to that expansion, Fritz's product offerings and geographic locations are diverse, with operation in over 120 countries.

Today, Fritz's regional offices are located in North America, Central, South America, Asia/Australia, Africa, Middle East and Europe.

Fritz is the largest customs broker in the U.S., with a strong presence in Australia, Canada, United Kingdom and Latin America. In the area of customs brokerage, Fritz takes responsibility for coordinating all events - from the time of shipment, through customs clearance, customs document preparation, customs bonds, commodity classification and deposit of import duties.

In the areas of ocean freight forwarding, Fritz is the largest non-vessel ocean common carrier from Asia to the U.S.

In the area of Materials Management and distribution, Fritz operates over nine million square feet of warehouse space.

Fritz serves over 20,000 customers worldwide with a vibrant industry base in a broad range of sectors, including manufacturing, hi-tech, retail, courier, communications, utilities, oil fields and chemicals.



FACTS ON UPS'S INTERNATIONAL REGIONS

ASIA PACIFIC

-    Established 1988
-    Region Office: Singapore
-    Areas served: more than 40 countries and territories
-    Daily flight segments: 204
-    Delivery fleet: 725 vehicles
-    Employees: more than 2,600
-    Air hubs: Taipei, Taiwan; Hong Kong; Singapore

AMERICAS
(LATIN AMERICA AND THE CARIBBEAN)

-    Established: 1989
-    Region office: Miami Lakes, FL
-    Areas Served: more than 50 countries and territories
-    Daily flight segments: 341
-    Delivery fleet: more than 1,000 vehicles
-    Employees: more than 3,900
-    Air hub: Miami, FL

CANADA

-    Established: 1975
-    Region Office: Mississauga, Ontario
-    Areas served: every address in Canada
-    Daily flight segments: 89
-    Delivery fleet: 1, 860 vehicles
-    Employees: more than 6,000
- Air hubs: Hamilton, Ontario; Calgary, Alberta; Mirabel, Quebec; Vancouver, British Columbia; and Winnipeg, Manitoba

EUROPE

-    Established: 1976
-    Region Office: Brussels, Belgium
-    Areas served: approximately 50 countries and territories
-    Daily flight segments: 287
-    Delivery fleet: more than 14,500 vehicles
-    Employees: more than 23,000
-    Air hub: Cologne/Bonn, Germany

UPS employees over 35,500 people outside of the United States.


 2  UPS/FRITZ/GFS INTEGRATION NEWSLETTER. .  .  .  .  .  .  .  .  .  .  .  .  .

(A MESSAGE FROM MIKE BROCK CONTINUED FROM PAGE 1)

Most supervisors and managers started with UPS in package handling or delivery driving positions. This "promote from within" philosophy has served UPS well for over 93 years.

There are two quotes from our founder Jim Casey that also sum up the UPS culture and philosophy.

"Our horizon is as distant as our mind's eye wishes it to be."

"Determined people working together can accomplish anything."

Although Jim spoke these words many years ago, they hold true today and help to guide all of us who call ourselves UPSers.

With the planned merger with Fritz Companies, UPS is again embarking on a new journey. I look forward to working with each of you to make the journey a smooth and prosperous one.

MIKE BROCK


(A MESSAGE FROM FRED SCHARDT CONTINUED FROM PAGE 1)

The planned merger with UPS will allow us to embark on a new and exciting chapter and to compete effectively with the changing dynamics of the global transportation industry.

Fritz will be the freight forwarding subsidiary/division of the largest and most profitable logistics company in the world. UPS is an organization that has the resources to help Fritz become the dominant player in international freight forwarding and logistics services. However, more than that, Fritz joins an organization that has an outstanding history of employee development and empowerment.

As an organization, that is consistently ranked as one of America's top employers. UPS is a great home for the thousands of Fritz employees worldwide.

On a personal note, I am very excited to be a part of this and look forward to working closely with each of you to make this a successful merger.

FRED SCHARDT

DID YOU KNOW?

For the 18th consecutive year UPS was named "America's Most Admired Transportation Company" in the Mail, Package and Freight division in a Fortune magazine survey. The survey appears in the magazine's February 19 issue.

In the Fortune rankings, UPS took top marks for every survey category in its industry, including its ability to innovate, financial soundness, quality of management, quality of products, and social responsibility. Other categories ranked were long-term investment value, employee talent, and use of corporate assets.

Last September, UPS was also named the World's Most Admired Transportation Company in the Mail, Package and Freight division in a separate Fortune magazine survey.

"The key to staying ahead of the pack is constant innovation," the magazine author wrote in its article on the "World's Most Admired," which appeared in the Oct. 2, 2000 edition. "The winners are the companies that demonstrate a new-economy-style growth strategy while maintaining an old-economy approach to fiscal responsibility."


                              QUESTIONS AND ANSWERS


For Fritz Companies' employees with access to the I-Way, there's a section where you may ask questions about the integration. We will answer as many of these questions as possible in future communications.


THE SITE IS AVAILABLE AT:
HTTPS://IWAY.FRITZ.COM/FRITZ/UPS.
      ---------------------------

For all other employees, forward your questions through your supervisor or manager to the Fritz/UPSGFS Integration Communications team, or send an e-mail to ups.questions@fritz.com




 3  UPS/FRITZ/GFS INTEGRATION NEWSLETTER. .  .  .  .  .  .  .  .  .  .  .  .  .

SUPPLYING THE CHAIN

(Supplying the Chain is a reprint from the March Issue of InsideUPS, UPS's employee publication)


Not so long ago, the old way of doing business was to manufacture a product, fill warehouses with finished goods, and wait for orders to be filled. Today, all of that has changed as companies build products to order or stock their shelves with the parts for customizing a product just prior to shipping. Large inventories are generally a thing of the past. As a result, the need for better supply chain management is more evident.

"Companies that don't reevaluate their supply chains in radically new ways will lose out," says Harvey Seegers, Chief Executive Officer of General Electric Information Services in Information Week. "They won't be able to effectively compete in a growing global marketplace, and they'll lose the ability to attract new customers, quickly reach trading partners, and penetrate new markets segments."

WHAT IS SUPPLY CHAIN?

The supply chain is made up of all activities required to deliver products to the consumer, from designing products to receiving orders, procuring materials, manufacturing, logistics, and so on. Therefore, anyone, anything, anywhere that influences a product's time to market, price, quality, information exchange or delivery, among other activities, is part of the supply chain.

Effectively integrating the goods, information, and funds flows within the demand and supply process is what supply chain management is all about. In other words, supply chain management means having the right product in the right place, at the right time, and in the right condition.



Take the semiconductor industry for instance. The delivery of products is time-critical because the majority of component parts originate in Asia, yet the market is worldwide. The supply of semiconductors often is due to the customer within 48 hours of manufacture. As a result, the transportation costs are often secondary to the ability of a supply chain to speed components to market.

WHAT AN OPPORTUNITY

With a greater focus on a product's time to market, more companies are turning over the complexity of supply chain management to third parties. In fact, according to Piper Jaffray Equity Research, U.S. companies spent almost $920 billion on supply chain logistics in 1999. Globally, that figure is about $3.4 trillion. As this trend continues, UPS plans to be a major player in this arena.

With better supply chain management systems, companies are moving products not only faster, but also more cost efficiently. In fact, a recent study by Pittiglio Rabin Todd & McGrath, a Weston, MA consulting firm, shows that a good supply chain can save a $600-million company as much as $42 million annually. This survey of 225 large manufacturers also finds companies with solid supply chain systems have as much as 60 percent fewer days of inventory, which translates into better cash flow and more working capital. What's more, these companies also are more flexible in meeting customer demand.

"People realize now that we're in a time -- and service-based economy," says Greg Burns of Lazard Freres & Co. in the Atlanta Journal-Constitution. It's no longer just a competition among products. Established companies know that if they don't radically improve their supply chains, they're in danger of being forced out of business by more nimble competitors."

"A MATTER OF LIFE AND DEATH"

Industry publications are abuzz with the benefits of supply chain management. For example, U.S. based Wal-Mart is one company that credits its revamped supply chain with helping the company realize significant benefits. In 1999, Wal-Mart sales increased 12 percent, to $118 billion, while inventories rose only four percent. What's more, Wal-Mart was able to cut $1.4 billion from inventory costs in each of the past two years through enhanced supply chain management systems.

Boeing is another company that radically restructured its supply chain. "We need to make planes more quickly and more inexpensively, but we can't do that if each plane is produced as if it were a custom made Rolls-Royce," Martin Ritchie, Director of Boeing's ERP Competence Center, told Information Week.

So instead of producing custom-made aircraft, Boeing starts building planes even before customers order them. As a result of this new system, Boeing built 620 planes in 1999, compared to 228 in 1992.

INTEGRATING THE THREE FLOWS

As the need for supply chain management services increases, UPS is positioned to grab a piece of this market. Through its core and diversified subsidiary businesses, UPS can manage every step along the supply chain whether it's the movement of goods, information or funds.

UPS Vice Chairman Mike Eskew confirmed this point by saying, "Businesses aren't going to use one company for shipping and another vendor for everything else. They want one-stop shopping, and UPS, with both our package operations and our separate diversified subsidiaries, can fill that need."


 4  UPS/FRITZ/GFS INTEGRATION NEWSLETTER. .  .  .  .  .  .  .  .  .  .  .  .  .

                  HELP MAKE OUR PLACE A TERRIFIC PLACE TO WORK

                               YOUR OPINION COUNTS

During the month of March many of you will be asked to participate in a one-time Integration Assessment Survey. The survey consists of a variety of questions and takes approximately 25 minutes to complete.

IT IS INTENDED TO OBTAIN EMPLOYEE OPINIONS ABOUT YOUR WORK ENVIRONMENT AND THE INTEGRATION PROCESS, AS WELL AS TO IMPROVE COMMUNICATIONS BY SEEKING CANDID EMPLOYEE INPUT.

The survey is divided into three sections -- "About How Things Work Here," "About Working At Fritz/UPSGFS" and "About You."

Fritz employees with access to the I-Way will be able to take the survey in English on-line or on paper. All other groups will be asked to take the survey on paper. The paper surveys will come with enclosed envelopes to be sealed and returned to the independent organization managing the survey.

          (INDIVIDUAL SURVEY RESPONSES WILL BE STRICTLY CONFIDENTIAL.)

After the survey results are calculated, our plan is to have each management team review the results with you. The integration team will also create action plans to address specific issues. Don't miss the opportunity to participate. Your opinion counts. Your feedback is an important part of ensuring a successful integration. Talk with your supervisor or manager about taking the survey today.

Except for historical information contained herein, the statements made in this document constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements regarding the intent, belief or current expectations of UPS and its management regarding the company's strategic directions, prospects and future results, as well as statements relating to regulatory approvals required in connection with the proposed transaction, the prospects and financial condition of the combined operations of UPS and Fritz, the ability of the parties to successfully consummate the transaction and integrate the operations of the combined enterprises and other statements relating to future events and financial performance. Such forward-looking statements involve certain risks and uncertainties. Important factors may cause actual results to differ materially from those contained in forward-looking statements. These include the failure of the proposed transaction to be completed for any reason, the competitive environment in which UPS operates, economic and other conditions in the markets in which UPS operates, strikes, work stoppages and slowdowns, governmental regulation, increases in aviation and motor fuel prices, cyclical and seasonal fluctuations in operating results and other risks discussed in filings that UPS has made with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 1999, which discussions are incorporated herein by reference.

    UPS and Fritz will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, AND WE URGE INVESTORS TO READ THEM. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. PLEASE READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

    In this document, Fritz Companies makes forward-looking statements that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations and the Merger. Also, when we use any of the words "believes", "expects", "anticipates" or similar expressions, we are making forward-looking statements. Many possible events or factors could affect the future financial results and performance of Fritz Companies and the Merger. Such possible events or factors could cause results or performance to differ materially from those expressed in our forward-looking statements and are set forth in Fritz Companies' filings with the United States Securities and Exchange Commission (the "SEC"), which include, without limitation, possible events or factors with respect to the Merger.

    Fritz Companies and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about such directors and executive officers, including information about their ownership of Fritz Companies stock, can be found in the Fritz Companies proxy statement, dated August 18, 2000, for its 2000 annual meeting of stockholders.


 5  UPS/FRITZ/GFS INTEGRATION NEWSLETTER. .  .  .  .  .  .  .  .  .  .  .  .  .